Exhibit 99.2

Company announcement No. 29/2022 Inside information	Orphazyme A/S Ole Maaløes Vej 3 DK-2200 Copenhagen N

www.orphazyme.com

Company Registration No. 32266355

Orphazyme completes sale of substantially all of its assets and business activities to KemPharm

Copenhagen, Denmark, May 31, 2022 – With reference to company announcement no. 24/2022 dated May 15, 2022, regarding the signing of an agreement to sell substantially all of the Orphazyme’s assets and business activities to KemPharm Denmark A/S, a wholly owned subsidiary of KemPharm Inc. (KMPH: NASDAQ, NY), (“KemPharm”), and company announcement no. 28/2022 dated May 30, 2022, regarding the approval of the restructuring proposal, Orphazyme A/S (ORPH) (“Orphazyme” or the “Company”), today announces that it has completed the sale of substantially all of its assets and business activities for a cash consideration of USD 12.8 million and assumption of liabilities estimated to equal approximately USD 5.2 million (the “Sale of Assets”) to KemPharm following the adoption of the restructuring proposal.

Following completion of the Sale of Assets to KemPharm, Orphazyme will no longer have any material ongoing operational business activities and KemPharm will retain all of Orphazyme’s remaining Danish employees, to continue the early access programs with arimoclomol, and to continue to pursue the potential approval of arimoclomol as a treatment option for NPC.

“We are very pleased to have completed the Sale of Assets to KemPharm given the situation of Orphazyme under in-court restructuring, as the deal is able to satisfy our obligations towards creditors and employees and given that KemPharm has a special interest in taking ownership of arimoclomol and continued pursuit of developing arimoclomol in the hope of making it available for NPC patients,” stated Georges Gemayel, Chairman of the Board of Directors of Orphazyme.

For additional information, please contact

Orphazyme A/S

Anders Vadsholt, Chief Executive Officer and Chief Financial Officer                            +45 2898 9055

Forward-looking statement

This company announcement may contain certain forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995 and otherwise, including forward-looking statements about the Company’s restructuring process and the Company’s completion of the sale of substantially all of its assets and business activities to KemPharm Denmark A/S. Although the Company believes its expectations are based on reasonable assumptions, all statements other than statements of historical fact included in this company announcement about future events are subject to (i) change without notice and (ii) factors beyond the Company’s control, including pursuant to regulatory or judicial intervention. Except as required by law, the Company assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.